UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, February 2020

Commission File Number: 001-34661

Lianluo Smart Limited

(Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On February 12, 2020, Lianluo Smart Limited (the “Company”) and certain institutional investors (the “Purchasers”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such investors an aggregate of 2,590,000 Class A Common Shares, par value $0.002731 per share (the “Class A Common Shares”), in a registered direct offering, and warrants to purchase up to 2,590,000 shares of the Company’s Class A Common Shares in a concurrent private placement, for total aggregate gross proceeds of approximately $2.2 million (collectively, the “Financings”).

The Company agreed in the Purchase Agreement that it would not issue any additional Class A Common Shares (or Class A Common Shares equivalents) for 60 calendar days following the closing of the Financings, subject to certain exceptions. The Company also agreed in the Purchase Agreement that it would file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (or such other form as the Company is then eligible to use) as soon as practicable (and in any event within 45 calendar days of the date of the Purchase Agreement) providing for the resale by the Purchasers of the Class A Common Shares issuable upon exercise of the warrants, and that it would use commercially reasonable efforts to cause such registration statement to become effective within 181 days following the closing of the Financings.

The warrants have a term of 5.5 years and will be exercisable immediately following the date of issuance and have an exercise price of $0.85. The purchase price for each Class A Common Share and the corresponding warrant is $0.85. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if, at any time after the six-month anniversary of the warrant issuance date, the registration statement or prospectus contained therein is not available for the sale of the shares issuable upon exercise of the warrants. Each warrant is subject to standard anti-dilution provisions to reflect stock dividends, splits or other similar transactions, and full ratchet anti-dilution protection with respect to the issuance of Class A Common Shares (or Class A Common Shares equivalents) for consideration per share less than the exercise price of the warrants, subject to certain exceptions.

The Company intends to use the net proceeds from the Financings for working capital and general corporate purposes. The Financings are expected to close on or about February 14, 2020, subject to satisfaction of customary closing conditions.

The Company also entered into a placement agency agreement dated February 12, 2020 (the “Agency Agreement”) with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Financing. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Financing. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $60,000.

The Placement Agent has required that certain officers and the directors of the Company enter into lock-up agreements pursuant to which these officers and directors have agreed that, without the prior consent of the Placement Agent, they will not, for a period of ninety (90) days following the closing of the Financings, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the Financings or acquired during the lock-up period.

A copy of form of the Purchase Agreement, the Agency Agreement, the form of lock-up agreement and form of warrants are attached hereto as Exhibits 10.1, 10.2, 10.3 and 4.1, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, the Agency Agreement, the form of lock-up agreement and the warrants are subject to, and qualified in their entirety by, such documents.

On February 12, 2020, the Company issued a press release announcing the Financings. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The sale and offering of Class A Common Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-227817), which became effective on November 8, 2018, pursuant to a prospectus supplement filed with the Commission (the “Registration Statement”). The warrants and Class A Common Shares underlying the warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Exhibit Number	Description

4.1	Form of Warrant
5.1	Opinion of Conyers Dill & Pearman
10.1	Form of Securities Purchase Agreement, dated February 12, 2020, between the Company and Purchasers
10.2	Placement Agency Agreement, dated February 12, 2020, between the Company and Maxim Group LLC
10.3	Form of Lock-Up Agreement
23.1	Consent of Conyers Dill & Pearman (included as part of Exhibit 5.1)
99.1	Press Release, dated February 12, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

February 13, 2020	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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